UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 2, 2018

CATALENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36587	20-8737688
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

14 Schoolhouse Road Somerset, New Jersey	08873
(Address of registrant’s principal executive office)	(Zip code)

(732) 537-6200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On July 2, 2018, Catalent Pharma Solutions, Inc. (“CPS”), a subsidiary of Catalent, Inc. (the “Company”); Catalent Boston, Inc., a wholly owned subsidiary of CPS (“Merger Sub”); and Juniper Pharmaceuticals, Inc., a Delaware corporation (“Target”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) for the acquisition of Target by CPS.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Target (“Target Stock”) at a price per share equal to $11.50, net to the seller in cash, without interest (the “Offer Price”), subject to any required tax withholding.

The obligation of Merger Sub to consummate the Offer is subject to customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of shares of Target Stock that, considered together with all other shares of Target Stock (if any) owned by CPS and its subsidiaries, comprise at least a majority of (x) the shares of Target Stock outstanding at the time of the expiration of the Offer plus (y) the number of shares of Target Stock issuable to holders of options to purchase Target Stock from which Target has received notices of exercise prior to the expiration of the Offer, (ii) the absence of any law or order prohibiting the consummation of the Offer or the Merger (as defined below), and (iii) the accuracy of representations and warranties and compliance with covenants.

The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Target pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Target being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Target Stock (other than (i) shares of Target Stock held by Target (or held in Target’s treasury), (ii) shares of Target Stock held by CPS, Merger Sub, or any other direct or indirect wholly owned subsidiary of CPS or Merger Sub, (iii) shares of Target Stock irrevocably accepted for payment in the Offer, and (iv) shares of Target Stock held by stockholders who have properly exercised their demands for appraisal of such shares of Target Stock in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any required tax withholding.

At the Effective Time, each outstanding and unexercised option to purchase Target Stock (whether vested or unvested) and each unvested restricted stock unit with respect to Target Stock that is outstanding immediately prior to the Effective Time will be cancelled and extinguished in exchange for the right to receive an amount in cash equal to the Offer Price (less the applicable exercise price in the case of options), subject to any required tax withholding.

The Merger Agreement prohibits Target from soliciting or initiating discussions with third parties regarding other proposals to acquire Target, and Target has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of Target’s board of directors under Delaware law. The Merger Agreement also requires Target’s board of directors to recommend that Target’s stockholders accept the Offer and tender their shares of Target Stock pursuant to the Offer. Subject to the terms and conditions of the Merger Agreement, Target’s board of directors is permitted to change its recommendation in response to a “Change in Circumstances” or if it determines that a competing transaction proposal constitutes a “Superior Proposal” (each as defined in the Merger Agreement).

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with an “Acquisition Proposal” (as defined in the Merger Agreement) that the board of directors of Target determines constitutes a Superior Proposal. Upon the termination of the Merger Agreement, under specified circumstances, Target will be required to pay CPS a termination fee of $5,580,000.

The Merger Agreement contains customary representations, warranties, and covenants by the parties.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about the Company, CPS, Merger Sub, or Target, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement. The Merger Agreement and this summary should not be relied upon as disclosure about the Company, CPS, Merger Sub, or Target. None of Target’s stockholders or any other third parties should rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, CPS, Merger Sub, Target or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Other than with respect to the Merger Agreement, there is no material relationship between the Company or its affiliates and Target.

Important Information

In connection with the proposed acquisition, CPS and Merger Sub will commence the Offer for the outstanding shares of Target Stock. The Offer has not yet commenced. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Target Stock, nor is it a substitute for the Offer materials that the Company, CPS, and Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, the Company, CPS, and Merger Sub will file tender offer materials on Schedule TO with the SEC, and Target will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TARGET’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to Target’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Target by contacting Target by phone at +1 (617) 639-1500. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website, www.sec.gov, upon filing with the SEC. TARGET’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Note Concerning Forward-Looking Statements

This Current Report on Form 8-K and the exhibits attached hereto contain both historical and forward-looking statements, including concerning the Offer and Merger. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified because they relate to the topics set forth above or by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “foresee,” “likely,” “may,” “will,” “would” or other words or phrases with similar meanings. Similarly, statements that describe the Company’s objectives, plans or goals are, or may be, forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited to, the following: regulatory actions that may delay or interfere with the closing of the acquisition or result in other changes to the Company’s business; other unanticipated events that may prevent a closing of the acquisition or may make it more difficult to realize the anticipated benefits of the transaction; participation in a highly competitive market and increased competition may adversely affect the business of the Company or of Target; demand for the Company’s or Target’s offerings which depends in part on their customers’ research and development and the clinical success of their products; failure to comply with existing and future regulatory requirements; failure to provide quality offerings to customers could have an adverse effect on the business and subject it to regulatory actions and costly litigation; problems providing the highly exacting and complex services or support required; global economic, political and regulatory risks to the operations of the Company and Target; inability to enhance existing or introduce new technology or service offerings in a timely manner; inadequate patents, copyrights, trademarks and other forms of intellectual property protections; changes in market access or healthcare reimbursement in the United States or internationally; fluctuations in the exchange rate of the U.S. dollar and other foreign currencies including as a result of the recent U.K. referendum to exit from the European Union; adverse tax legislation initiatives or challenges to the Company’s tax positions; loss of key personnel; risks generally associated with information systems; inability to complete any future acquisition or other transactions that may complement or expand the business of the Company or divest of non-strategic businesses or assets and the Company’s ability to successfully integrate acquired business and realize anticipated benefits of such acquisitions; offerings and customers’ products that may infringe on the intellectual property rights of third parties; environmental, health and safety laws and regulations, which could increase costs and restrict operations; labor and employment laws and regulations; additional cash contributions required to fund the Company’s existing pension plans; substantial leverage resulting in the limited ability of the Company to raise additional capital to fund operations and react to changes in the economy or in the industry, exposure to interest rate risk to the extent of the Company’s variable rate debt and preventing the Company from meeting its obligations under its indebtedness. For a more detailed discussion of these and other factors, see the information under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed August 28, 2017 with the SEC. All forward-looking statements speak only as of the date of this Current Report on Form 8-K or as of the date they are made, and the Company does not undertake to update any forward-looking statement as a result of new information or future events or developments except to the extent required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of July 2, 2018, among Catalent Pharma Solutions, Inc., Catalent Boston, Inc., and Juniper Pharmaceuticals, Inc.

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any exhibits or schedules so furnished. A list identifying the contents of all omitted exhibits and schedules can be found in Exhibit 2.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Catalent, Inc.
(Registrant)

By:	/s/ STEVEN L. FASMAN
Steven L. Fasman
Senior Vice President & General Counsel and Secretary

Date: July 3, 2018